SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RENEO PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75974E103

(CUSIP Number)

Jay W. Schmelter

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75974E103	13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 328,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 328,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on the 24,210,699 outstanding shares of common stock, par value $0.0001 per share, of Reneo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on April 8, 2021.

CUSIP No. 75974E103	13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 75974E103	13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,413(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,413(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,413(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Represents 17,413 shares of Common Stock owned by RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership (“RiverVest III (Ohio)”). RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners III (Ohio)”), is the general partner of RiverVest III (Ohio).

CUSIP No. 75974E103	13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,507(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,507(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,507(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON PN

(3)

Represents 328,094 shares of Common Stock owned by RiverVest Venture Fund III, L.P., a Delaware limited partnership (“RiverVest III”), and 17,413 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, L.P., a Delaware limited partnership (“RiverVest Partners III”), is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 75974E103	13D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,507(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,507(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,507(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON OO

(4)

Represents 328,094 shares of Common Stock owned by RiverVest III and 17,413 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 75974E103	13D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,063,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,063,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,063,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 75974E103	13D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,063,713(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,063,713(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,063,713(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14	TYPE OF REPORTING PERSON PN

(5)

Represents 2,063,713 shares of Common Stock owned by RiverVest Venture Fund IV, L.P., a Delaware limited partnership (“RiverVest IV”). RiverVest Venture Partners IV, L.P., a Delaware limited partnership (“RiverVest Partners IV”), is the general partner of RiverVest IV.

CUSIP No. 75974E103	13D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,063,713(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,063,713(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,063,713(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%(1)
14	TYPE OF REPORTING PERSON OO

(6)

Represents 2,063,713 shares of Common Stock owned by RiverVest IV. RiverVest Venture Partners IV, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners IV, which is the general partner of RiverVest IV.

CUSIP No. 75974E103	13D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) John P. McKearn, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,409,220(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,409,220(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,220(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%(1)
14	TYPE OF REPORTING PERSON IN

(7)	Includes 328,094 shares of Common Stock owned by RiverVest III, 17,413 shares of Common Stock owned by RiverVest III (Ohio), and 2,063,713 shares of Common Stock owned by RiverVest IV.

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.

CUSIP No. 75974E103	13D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Jay Schmelter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,409,220(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,409,220(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,220(8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%(1)
14	TYPE OF REPORTING PERSON IN

(8)	Includes 328,094 shares of Common Stock owned by RiverVest III, 17,413 shares of Common Stock owned by RiverVest III (Ohio), and 2,063,713 shares of Common Stock owned by RiverVest IV.

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.

CUSIP No. 75974E103	13D	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Thomas C. Melzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,507(9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,507 (9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,507 (9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON IN

(9)	Includes 328,094 shares of Common Stock owned by RiverVest III and 17,413 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 75974E103	13D	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Niall O’Donnell, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,971(10)
	8	SHARED VOTING POWER 2,063,713(11)
	9	SOLE DISPOSITIVE POWER 116,971(10)
	10	SHARED DISPOSITIVE POWER 2,063,713(11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,063,713(11)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(1)
14	TYPE OF REPORTING PERSON IN

(10)

Represents 116,971 shares of Common Stock options owned by Mr. O’Donnell and exercisable within 60 days of March 31, 2021. Mr. O’Donnell was granted an additional 14,000 shares of Common Stock options on April 8, 2021, which will vest in full on the one year anniversary of the grant date and will fully vest on an accelerated basis in the event the Issuer is subject to a change in control.

(11)	Represents 2,063,713 shares of Common Stock owned by RiverVest IV.

Mr. O’Donnell is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.

CUSIP No. 75974E103	13D	Page 14 of 24 Pages

Item 1. Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Reneo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12230 El Camino Real, Suite 230, San Diego, California 92130. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a)	Name of Person Filing (each a “Reporting Person” and collectively, the “Reporting Person”)

RiverVest Venture Fund III, L.P., a Delaware limited partnership

RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership

RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company

RiverVest Venture Partners III, L.P., a Delaware limited partnership

RiverVest Venture Partners III, LLC, a Delaware limited liability company

RiverVest Venture Fund IV, L.P., a Delaware limited partnership

RiverVest Venture Partners IV, L.P., a Delaware limited partnership

RiverVest Venture Partners IV, LLC, a Delaware limited liability company

John P. McKearn, Ph.D.

Jay Schmelter

Thomas C. Melzer

Niall O’Donnell, Ph.D.

Each of RiverVest III, RiverVest III (Ohio), and RiverVest IV are referred to herein as the “Control Entities.” Each of RiverVest Partners III (Ohio), RiverVest Partners III, RiverVest Venture Partners III, LLC, RiverVest Partners IV and RiverVest Venture Partners IV, LLC are referred to herein as the “Managing Entities.” Messers. McKearn, Schmelter, Melzer and O’Donnell are referred to herein as the “Managers.”

(b)	Residence or Business Address

101 S. Hanley Road, Suite 1850, St. Louis, MO 63105.

(c)	Present Principal Occupation or Employment

The principal business of each of the Control Entities is making venture capital investments. The principal business of each of the Managing Entities is acting as the general partner or member (directly or indirectly) of each of the Control Entities. The principal business of each of the Managers is managing one or more of the Managing Entities and a number of affiliated partnerships and other entities with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is a natural person is a citizen of the United States of America.

CUSIP No. 75974E103	13D	Page 15 of 24 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (“IPO”), the Control Entities acquired the following securities of the Issuer:

•

In March 2015, (i) RiverVest III purchased 1,186,999 shares of Common Stock of the Issuer for $0.01 per share and an aggregate purchase price of approximately $11,900; and (ii) RiverVest III (Ohio) purchased 63,000 shares of Common Stock of the Issuer for $0.01 per share and an aggregate purchase price of approximately $600. The purchase price for these shares was paid by RiverVest III and RiverVest III (Ohio) from their working capital.

•

In December 2017, (i) RiverVest III purchased 281,159 shares of Series A convertible preferred stock of the Issuer for $1.728 per share and an aggregate purchase price of approximately $0.5 million; and (ii) RiverVest III (Ohio) purchased 14,922 shares of Series A convertible preferred stock of the Issuer for $1.728 per share and an aggregate purchase price of approximately $3.0 million. The purchase price for these shares was paid by RiverVest III, and RiverVest III (Ohio) from their working capital.

•

In January 2018, RiverVest IV purchased 2,314,815 shares of Series A convertible preferred stock of the Issuer for $2.16 per share and an aggregate purchase price of approximately $5.0 million. The purchase price for these shares was paid by RiverVest III, RiverVest III (Ohio) and RiverVest IV from their working capital.

•

In May 2019, RiverVest IV purchased 2,314,815 shares of Series A convertible preferred stock of the Issuer for $2.16 per share and an aggregate purchase price of approximately $5.0 million. The purchase price for these shares was paid by RiverVest III, RiverVest III (Ohio) and RiverVest IV from their working capital.

•

In December 2020, RiverVest IV purchased 1,855,058 shares of Series B convertible preferred stock of the Issuer for $2.0215 per share and an aggregate purchase price of approximately $3.7 million. The purchase price for these shares was paid by RiverVest IV from its working capital.

•

In March 2021, RiverVest IV purchased 1,855,058 shares of Series B convertible preferred stock of the Issuer for $2.0215 per share and an aggregate purchase price of approximately $3.7 million. The purchase price for these shares was paid by RiverVest IV from its working capital.

•

In April 5, 2021, the Issuer effected a 1-for-4.4748 reverse stock split of its Common Stock. Following this reverse stock split, the conversion price of RiverVest III, RiverVest III (Ohio) and RiverVest IV’s shares of Series A convertible preferred stock and Series B convertible preferred stock was adjusted so that each share of convertible preferred stock was convertible into Common Stock on a 4.4748-for-1 basis at any time at the shareholder’s election and automatically upon the closing of the IPO.

On April 13, 2020, the closing date of the IPO:

•

RiverVest III acquired an aggregate of 328,094 shares of Common Stock, RiverVest III (Ohio) acquired an aggregate of 17,413 shares of Common Stock, and RiverVest IV acquired an aggregate of 1,863,713 shares of Common Stock, in each case upon the automatic conversion of the convertible preferred stock that occurred upon the closing of the IPO; and

CUSIP No. 75974E103	13D	Page 16 of 24 Pages

•

RiverVest IV purchased 200,000 shares of Common Stock from the underwriters (the “IPO Shares”) at $15.00 per share for an aggregate purchase price of $3.0 million pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO. The purchase price of the IPO Shares was paid by RiverVest IV from its working capital.

•

Following these purchases in the IPO, (i) RiverVest III held a total of 328,094 shares of Common Stock, (ii) RiverVest III (Ohio) held a total of 17,413 shares of Common Stock, and (iii) RiverVest IV held a total of 2,063,713 shares of Common Stock.

Item 4. Purpose of the Transaction.

The Reporting Persons purchased the shares of Series A convertible preferred stock, Series B convertible preferred stock and Common Stock described above for investment purposes. None of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or

(j)	Any action similar to any of those enumerated above.

However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

CUSIP No. 75974E103	13D	Page 17 of 24 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund III, L.P.	328,094	0	328,094	0	328,094	328,094	1.4%
RiverVest Venture Fund III (Ohio), L.P.	17,413	0	17,413	0	17,413	17,413	0.07%
RiverVest Venture Partners III (Ohio), LLC(1)	0	0	17,413	0	17,413	17,413	0.07%
RiverVest Venture Partners III, L.P. (2)	0	0	345,507	0	345,507	345,507	1.4%
RiverVest Venture Partners III, LLC(3)	0	0	345,507	0	345,507	345,507	1.4%
RiverVest Venture Fund IV, L.P.	2,063,713	0	2,063,713	0	2,063,713	2,063,713	8.5%
RiverVest Venture Partners IV, L.P. (4)	0	0	2,063,713	0	2,063,713	2,063,713	8.5%
RiverVest Venture Partners IV, LLC(5)	0	0	2,063,713	0	2,063,713	2,063,713	8.5%
John P. McKearn, Ph.D.(6)	0	0	2,409,220	0	2,409,220	2,409,220	10.0%
Jay Schmelter(7)	0	0	2,409,220	0	2,409,220	2,409,220	10.0%
Thomas C. Melzer(8)	0	0	345,507	0	345,507	345,507	1.4%
Niall O’Donnell(9)	116,971	116,971	2,063,713	116,971	2,063,713	2,063,713	8.6%

(*)

Based on the 24,210,699 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on April 8, 2021.

(1)	RiverVest Partners III (Ohio) is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 17,413 shares of Common Stock owned by RiverVest III (Ohio).
(2)

RiverVest Partners III is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

(3)

RiverVest Venture Partners III, LLC is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

CUSIP No. 75974E103	13D	Page 18 of 24 Pages

(4)	RiverVest Partners IV is the general partner of RiverVest IV, and as a result, may be deemed to beneficially own the 2,063,713 shares of Common Stock owned by RiverVest IV.
(5)

RiverVest Venture Partners IV, LLC is the general partner of RiverVest Partners IV, which is the general partner of RiverVest IV, and as a result, may be deemed to beneficially own the 2,063,713 shares of Common Stock owned by RiverVest IV.

(6)

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV. As a result, Dr. McKearn may be deemed to beneficially own the 2,063,713 shares of Common Stock owned by RiverVest IV.

(7)

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV. As a result, Dr. McKearn may be deemed to beneficially own the 2,063,713 shares of Common Stock owned by RiverVest IV.

(8)

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

(9)

Mr. O’Donnell is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV. As a result, Mr. O’Donnell may be deemed to beneficially own the 2,063,713 shares of Common Stock owned by RiverVest IV.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 75974E103	13D	Page 19 of 24 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registration Rights

Pursuant to the terms of an Amended and Restated Investors’ Rights Agreement with the Issuer, dated December 9, 2020, certain holders of the Issuer’s Common Stock, including RiverVest III, RiverVest III (Ohio) and RiverVest IV are entitled to rights with respect to the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the effective date of the registration statement for the IPO, the holders of a majority of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the aggregate offering price, net of selling expenses, is at least $10 million. The stockholders may only require two registration statements on Form S-1. In addition, the holders of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of selling expenses, is at least $1 million. The stockholders may only require two registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) five years following the completion of the Issuer’s IPO or (b) at such time that the holder holds less than 1% of the Issuer’s outstanding securities and all of the holder’s registrable securities can be sold without limitation in any three-month period under Rule 144.

The foregoing description of the Amended and Restated Investors’ Rights Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Lock-up Agreement

The Issuer, its directors and officers, and the holders of substantially all of its outstanding securities, including RiverVest III, RiverVest III (Ohio) and RiverVest IV, entered into lock-up agreements, pursuant to which they agreed with the underwriters that, for a period of 180 days following the date of the underwriting agreement in connection with the IPO, subject to certain exceptions, they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common stock, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

The foregoing description of the lockup agreements is a summary only and is qualified in its entirety by reference to the Form of Lock-up Agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7. Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Agreement, dated April 19, 2021, by and among RiverVest Venture Fund III, L.P., RiverVest Venture Fund III (Ohio), L.P., RiverVest Venture Partners III (Ohio), LLC, RiverVest Venture Partners III, L.P., RiverVest Venture Partners III, LLC, RiverVest Venture Fund IV, L.P., RiverVest Venture Partners IV, L.P., RiverVest Venture Partners IV, LLC, John P. McKearn, Jay Schmelter, Thomas C. Melzer and Niall O’Donnell.

Exhibit B:

Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on March 19, 2021).

CUSIP No. 75974E103	13D	Page 20 of 24 Pages

Exhibit C:

Form of Lock-up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-254534), filed with the SEC on April 5, 2021.

CUSIP No. 75974E103	13D	Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 19, 2021

RiverVest Venture Fund III, L.P.		RiverVest Venture Fund III (Ohio), L.P.

By:	RiverVest Venture Partners III, L.P.,	By:	RiverVest Venture Partners III (Ohio), LLC,
	its general partner		its general partner
By:	RiverVest Venture Partners III, LLC,	By:	RiverVest Venture Partners III, L.P.,
	its general partner		its sole member
		By:	RiverVest Venture Partners III, LLC,
By:	/s/ Jay Schmelter		its general partner
Name: Jay Schmelter
	Title: Member	By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

RiverVest Venture Partners III (Ohio), LLC		RiverVest Venture Partners III, L.P.

By:	RiverVest Venture Partners III, L.P.,	By:	RiverVest Venture Partners III, LLC,
	its sole member		its general partner
By:	RiverVest Venture Partners III, LLC,
	its general partner	By:	/s/ Jay Schmelter
Name: Jay Schmelter
By:	/s/ Jay Schmelter		Title: Member
Name: Jay Schmelter
Title: Member

RiverVest Venture Partners III, LLC		RiverVest Venture Fund IV, L.P.

By:	/s/ Jay Schmelter	By:	RiverVest Venture Partners IV, L.P.,
	Name: Jay Schmelter		its general partner
	Title: Member	By:	RiverVest Venture Partners IV, LLC,
its general partner

		By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

RiverVest Venture Partners IV, L.P.		RiverVest Venture Partners IV, LLC

By:	RiverVest Venture Partners IV, LLC,	By:	/s/ Jay Schmelter
	its general partner		Name: Jay Schmelter
Title: Member

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

/s/ John P. McKearn, Ph.D.		/s/ Jay Schmelter
John P. McKearn, Ph.D.		Jay Schmelter

[Signature Page of Schedule 13D]

CUSIP No. 75974E103	13D	Page 22 of 24 Pages

/s/ Thomas C. Melzer	/s/ Niall O’Donnell, Ph.D.
Thomas C. Melzer	Niall O’Donnell, Ph.D.

[Signature Page of Schedule 13D]